UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   September 26, 2005                 /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                       HALO COMPLETES AIRBORNE GEOPHYSICS
                                PROGRAM AT DUPORT

VANCOUVER, BRITISH COLUMBIA, SEPTEMBER 26, 2005-- MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) IS PLEASED TO ANNOUNCE that the helicopter-supported airborne magnetometer and EM survey has been completed on the Duport Property located 60 km west of Kenora, Ontario. The survey was flown at 50 meter line spacing totaling 2750 line km and covered the entire claim group.

A high-resolution DIGHEM system operated by FUGRO Airborne Surveys was used to identify sulphide mineralization related to regional faulting and contacts between contrasting lithologies known to be associated with the Duport epithermal gold environment.

The objectives of the program included:

1. Delineate extensions and define parallel zones in proximity to the Duport deposit;
2. Identify additional satellite gold targets associated with regional deformation zones and their subsidiary structures to the north and south of the Duport deposit;
3. Guide the Phase II drill program toward gold targets considered to have potential for the discovery of high-grade ounces. The South Main Lens targeted during the Phase I program intersected 20.02 G/T AU OVER A CORE LENGTH OF 3.24 M TW IN HOLE 05-02 AND 7.37 G/T AU OVER 2.25 M TW IN HOLE 05-17. The Duport deposit remains open in all directions;
4. Efficiently maintain the large area landholdings in good standing with respect to assessment requirements.

The airborne database is presently being digitally processed and will be integrated with satellite imagery studies to facilitate an up-to-date structural interpretation of the property. The determination of structural sites favorable for the discovery of higher-grade gold mineralization over thicker intersections will be the focus of the study.

Initial results of the airborne survey will be discussed in an upcoming news release.

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI 43-101. Mr. Kevin Leonard is the consulting geologist to Halo for the Duport project and has reviewed this news release and has verified the technical information provided herein.

ADDITIONAL INFORMATION

For additional information on the Duport Property, please see the Technical Report on the Duport property, Northwestern Ontario, Canada, dated November 8, 2004, filed on SEDAR at WWW.SEDAR.COM

HALO RESOURCES LTD. is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, an advanced stage gold project; Bachelor Lake, a gold exploration project; and a letter of intent regarding Quarter Moon, which is a grass roots gold project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
----------------------
President & CEO


For more information contact:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Toll Free: 1-866-841-0068
mcernovitch@halores.com


  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of halo resources ltd. Believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the company's periodic reports filed with the british columbia securities commission.